c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

September 30, 2014

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Registration Statement on Form F-1

Filed: September 30, 2014

File No.: 333-198788

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated September 29, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed First Amendment to Registration Statement on Form F-1 (the “First Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the First Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the First Amendment compared against the initial Registration Statement for your review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies, page 55

Allowance for accounts receivable and advance to suppliers, page 56

1.	We note your response to comment 5 of our letter dated September 8, 2014. Given that your allowances as a percentage of gross balances decreased for both accounts receivable and advances to suppliers at December 31, 2013 and you still appear to have significant amounts of accounts receivable and advances to suppliers balances for which no allowances were recorded and they currently remain uncollected or not utilized, please expand your disclosures to address the following:

•	In a similar manner to your response, please disclose how you determined that the methodology used to determine your allowances was reasonable in light of the amounts currently uncollected or utilized and for which no allowances were recorded as of December 31, 2013; and

•	Please disclose when you expect these remaining balances to be collected or utilized. You note that a significant amount of the uncollected accounts receivable balances as of June 30, 2014 relate to seven large customers. Please clarify in your disclosures whether your large customers have been granted special payment terms which results in delays in payments. To the extent special and/or extended payment terms were granted to these seven large customers, tell us how you determined that the payments are fixed and determinable in order to recognize revenue for these customers.

Pamela A. Long, Assistant Director

September 30, 2014

We have revised the section titled “Allowance for accounts receivable and advance to suppliers” to read as follows:

We establish an allowance for doubtful accounts based on management’s assessment of the collectability of accounts receivable and advance to suppliers. A considerable amount of judgment is required in assessing the amount of the allowance.

We consider the historical level of credit losses and apply percentages to aged receivable categories when we decide the allowance for accounts receivable. Additional specific provision is made against accounts receivable to the extent which they are considered to be doubtful. Bad debts are written off when identified and we do not accrue interest on trade receivables. Collectability conditions are assessed on individual receivable accounts when we determine an allowance is necessary.

As a significant portion of our accounts receivable balances as of December 31, 2013 were from a few large customers who have good payment records and credit history with us, we evaluated the collectability of these accounts and determined whether the allowance was reasonable based on the analysis of these individual accounts.

We have not granted special payment terms to large customers and we review our allowance levels periodically in order to ensure our methodology used to determine allowances is reasonable. Our most recent review of collection information indicated that approximately 92.8% of the accounts receivable balances as of December 31, 2013 have been collected by the end of August 2014. Of the remaining 7.2% (equivalent to approximately $2.2 million), approximately $1.1 million is from our two largest customers who have made commitments to pay us in October 2014. Based on the results of the review, we believe that our allowance for accounts receivable as of December 31, 2013 is reasonable.

The allowance for advances to suppliers represents prepayment to our supplier(s) that are deemed partially or wholly unrecoverable based on management’s evaluation of the credibility of the supplier. Our decision on whether to set aside allowance and the percentage of allowance is based on our evaluation of the credit worthiness, financial information and payment history of individual supplier. We generally apply the result of aging analysis to the determination of allowance for advances to suppliers. We usually set aside 50% of the balance of advances with an aging greater than six months but within one year as the allowance and 100% of the balance of advances with an aging greater than one year as the allowance based on our past experience and analysis on the collection history. In addition to the general allowance policy, we also consider specific information related to each individual supplier and utilize regular evaluation performed by our purchasing department to determine whether to record an allowance for an individual supplier. If an advance deemed uncollectable is returned to us or goods are delivered later, we record a reversal of the allowance.

Our advances to suppliers balances continued to grow in recent years as we increased raw materials purchases from a few large suppliers. Since these large suppliers have good on-time delivery record and lower credit risks, our allowance for advances to suppliers decreased accordingly. We evaluate our allowance level periodically in order to ensure our methodology used to determine allowances is reasonable.

Our most recent review of utilization information indicated that approximately 97.2% of the advance balances as of December 31, 2013 have been utilized or is expected to be utilized before the year-end. Based on the results of the review, we believe that our allowance for advances to suppliers as of December 31, 2013 is reasonable.

2

Pamela A. Long, Assistant Director

September 30, 2014

While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we had in the past. Our accounts receivable are concentrated in relatively few customers, with one customer accounting for approximately 10% of our total accounts receivable, net as of December 31, 2013 and four of our customers in the aggregate accounting for approximately 85% of our total accounts receivable, net as of December 31, 2012. A significant change in the liquidity or financial position of our significant customer would require us to increase our allowance for doubtful accounts and negatively affect our working capital.

Financial Statements General

2.	Please ensure that your financial statements and corresponding financial information throughout the filing comply with the financial statement updating requirements of Item 8.A.5 of the Form 20-F.

We acknowledge the comment and will update the financial statements and corresponding financial information to remain in compliance with the requirements of Item 8.A.5 of Form 20-F.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-9

3.	We note your response to comment 9 of our letter dated September 8, 2014. In a similar manner to your response to comment 18 of our letter dated July 25, 2014, please disclose the percentage of your sales which are recorded when delivered (FOB destination) and accepted by the customer.

We have revised the second paragraph on under Revenue Recognition on page 55 and F-9 to add the following sentence at the end of each such paragraph:

Revenue recognized under such method accounted for approximately 80% and 75% of our total revenue for the years ended December 31, 2013 and 2012, respectively.

Undertakings, page II – 2

4.	Please revise to include the undertakings in Item 512(a)(4) of Regulation S-K.

We acknowledge the comment and have revised the First Amendment as requested to include the following undertaking from Item 512(a)(4) of Regulation S-K:

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Thank you in advance for your assistance in reviewing this response and the First Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang

3